Exhibit 99.1

BUSINESS REPORT

(From January 1, 2020 to December 31, 2020)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2020 to December 31, 2020)

To:     Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa
President and Representative Director
POSCO

6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/ Chung, Kyung-Jin
Chung, Kyung-Jin
Head of Finance Office
POSCO

6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

Independent auditors’ reports on both Consolidated and Separate financial statements were filed to the SEC respectively on March 15, 2021.

•	Report for consolidated financial statements :

File/Film Number    001-13368    21739706

•	Report for separate financial statements :

File/Film Number    001-13368    21739710

I. OVERVIEW

1. Scope of Business

A.	POSCO (the “Company”)

The Company’s business scope is as follows:

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B.	POSCO Enterprise Group

(1)	Name of the Enterprise Group: POSCO

(2)	Companies Belonging to the Enterprise Group

POSCO, POSCO CHEMICAL CO., LTD, POSCO INTERNATIONAL Corporation, POSCO COATED & COLOR STEEL Co., Ltd., POSCO ICT, POSCO M-TECH, Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M Co., Ltd., POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, TANCHEON E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, Samcheok Blue Power Co.,Ltd. (By change of name from POSPower Co., Ltd), Songdo Posco family Housing, POSCO Group University, POSCO Research & Technology, Songdo Development PMC (Project Management Company) LLC., Korea Fuel-Cell, POSCO SPS, P&O Chemical Co., Ltd.

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as an Enterprise Group subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: In order to support international businesses, the Company operates five overseas offices as follows:

United Arab Emirates(Dubai), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

(3)	Major Changes in the Board of Directors (as of March 27, 2020)

(a)	Inside Directors

•

Re-appointment : Chang, In-Hwa (Representative Director, President), Chon, Jung-Son (Senior Executive Vice President), Kim, Hag-Dong (Senior Executive Vice President) and Jeong, Tak (Senior Executive Vice President)

(b)	Outside Directors

•	Re-appointment : Chang, Seung-Wha

(c)	Audit Committee Member

•	New member : Pahk, Heui-Jae (Outside director)

(4)	Changes of the Major Shareholders of POSCO

(a)	Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO.

(b)

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr) with the filing dates given below:

January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 9, 2019, April 9, 2019, July 9, 2019, October 8, 2019, January 8, 2020, February 10, 2020, March 11, 2020, April 7, 2020, May 8, 2020, June 3, 2020, July 7, 2020, August 6, 2020, September 7, 2020, and October 8, 2020, November 4, 2020, December 4, 2020, January 7, 2021, February 4, 2021)

B. POSCO’s Merger, Acquisition and Handover of Businesses

(1)	March 2016 : Small scale merger of POSHIMETAL Co., Ltd into POSCO

(2)	May 2016 : Small scale merger of POSCO Green Gas Technology into POSCO

(3)	January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(4)	September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

[None]

4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2020)
Authorized Shares	Issued Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

							(As of December 31, 2020)
Method of Purchase	Type	Beginning Balance	Increased		Decreased	Cancelled	Ending Balance
Direct	Common	7,071,194	—		—	—	7,071,194
Trust Contract	Stock	—	4,100,169	*	—	—	4,100,169

Total		7,071,194	4,100,169		—	—	11,171,363

*	The number of common shares held by the Trust Contract is based on the traded and closed volume as of December 31, 2020.

5. Voting Rights

			(As of December 31, 2020)
Classification	Number of Common Shares		Remarks
(1) Number of Issued Shares	87,186,835		—
(2) Shares without Voting Rights	11,061,363		Treasury stock and trust holding
(3) Shares with Voting Rights	76,125,472	*	—

*	The above “(3) Shares with Voting Rights” is the number of shares based on holding voting rights as of December 31, 2020.

6. Earnings and Dividends

			(In millions of KRW)
	2020	2019	2018
(Consolidated) Profit*	1,602,148	1,835,087	1,690,612
(Separate) Profit	965,863	1,175,712	1,072,592
Earnings per Share (Consolidated, KRW)	20,165	22,823	20,911
Cash Dividend Paid	620,287	801,156	800,009
Pay-out Ratio (Consolidated, %)	38.7	43.7	47.3
Dividend per Share (KRW)	8,000	10,000	10,000
Dividend Yield (%)	3.0	4.1	4.1

*	(Consolidated) Profit : Profit attributable to owners of the controlling company
**

The above Cash Dividend Paid, Dividend per Share and the related indexes include the year-end cash dividend, KRW 4,500/share, which will be approved at the 53rd Ordinary General Meeting of Shareholders.

7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO for the last 6 months are as follows.

A. The Korean Stock Market

					(KRW/share, In thousands of shares)
		July 2020	August 2020	September 2020	October 2020	November 2020	December 2020
Common share	Highest Price	202,000	210,500	196,000	220,000	245,000	279,500
	Lowest Price	178,500	184,500	185,000	200,500	216,000	245,500
	Average Price	189,522	198,075	189,690	208,711	234,810	267,738
Trading volume	Daily highest	810	656	953	903	627	663
	Daily lowest	189	196	200	191	222	252
	Monthly	8,143	7,123	7,250	7,812	7,542	8,301

B. New York Stock Exchange

					(USD/ADS*, In thousands of ADS*)
		July 2020	August 2020	September 2020	October 2020	November 2020	December 2020
American Depositary Share (ADS)	Highest Price	42.1	44.1	42.1	48.7	56.3	64.3
	Lowest Price	37.4	39.1	38.3	42.2	47.9	56.1
	Average Price	39.5	41.8	40.0	45.1	52.8	61.2
Trading volume	Daily highest	295.9	196.2	419.4	246.1	212.9	246.9
	Daily lowest	102.6	74.3	88.2	66.4	58.4	23.8
	Monthly	4,045	2,750	4,142	3,519	2,527	2,774

*	ADS : American Depositary Share representing one-fourth of one share of Common Stock

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Segment	2020		2019		2018
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	28,892,877	1,372,852	32,078,453	2,786,517	32,358,009	4,536,318
Trading	19,345,222	394,954	22,157,131	542,724	22,407,717	383,934
Engineering & Construction	6,576,170	385,048	6,944,629	338,865	6,769,410	411,489
Others	2,978,527	250,181	3,186,635	200,749	3,442,641	210,859

Total	57,792,796	2,403,035	64,366,848	3,868,855	64,977,777	5,542,600

2. Business Status of Segments

A. Steel

(1) Summary of Business

There are 68 consolidated companies in the steel segment, including 4 domestic companies including POSCO and POSCO C&C, and 64 overseas companies including POSCO (Zhangjiagang) Stainless Co., Ltd. in China and overseas processing centers. POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works. POSCO C&C is a company specializing in manufacturing surface-treated steel products, POSCO (Zhangjiagang) Stainless Co., Ltd., is a stainless steel sheet manufacturer and seller, and there are other overseas processing centers that process and sell steel materials.

The steel industry is a fundamental industry that has taken pivotal roles in the national economic development since the 1970s by supplying basic steel materials to demanding industries such as automobiles, shipbuilding, home appliances, construction, etc. The steel industry is a capital and technology-intensive industry that requires enormous initial investments.

The Korean steel market is tariff-free, and especially within the Northeast Asian region, there is little difference in logistics costs among Korea, China and Japan, so it can be viewed as an open market.

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing, the company is continuously increasing purchases through raw material development investments by acquiring shares of overseas raw materials companies.

Environmental regulations for the steel industry are being strengthened. To protect the environment, POSCO has continuously invested in environmental facilities and has been actively responding to future environmental changes such as low-carbon and green growth by commercializing the world’s first eco-friendly steel manufacturing method, FINEX and so on.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 55% of total sales and export sales are around 45%, and by export region, the proportion of China, Southeast Asia, and Japan is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

The company will focus on the following management activities:

First, in order to maintain the leading position in the steel business, POSCO will secure a new competitive advantage. Second, in the group businesses, we will expand investment to focus on core growth businesses and accelerate the creation of business results. Third, POSCO will focus on fostering new businesses in Green & Mobility as the new growth business in the next-generation. Fourth, POSCO will promote structural and fundamental innovation for the company’s sustainable growth. Fifth, by putting safety as the top priority, POSCO will create the workplace as the base for happy lifestyle without industrial casualties, and actively respond to the low-carbon society as an exemplary company for sustainable growth.

(2) Market Share

					(Millions of Tons, %)
	2020		2019		2018
Category	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	67.1	100	71.4	100	72.5	100
POSCO	35.9	53.5	38.0	53.2	37.7	52.0
Others	31.2	46.5	33.4	46.7	34.8	48.0

Source: World Steel Association (www.worldsteel.org)

B. Trading

(1) Market Share

		(Millions of US Dollars)
Category	2020	2019	Growth Rate
All Trading Companies in Korea	512,789	542,233	-5.4%
POSCO International Corp.	5,339	6,414	-16.8%

Source: Korea International Trade Association

(2) Summary of Businesses

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and others. In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has been actively developing and expanding new businesses in fields such as agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure.

C. Engineering & Construction

POSCO E&C engages in primarily 4 businesses: construction, energy, civil engineering and plant.

In the construction business, based on its know-how in the construction of skyscrapers and commercial complexes, POSCO E&C involves in a new city and private complex development projects. In the energy business, it involves in various power generation plant projects including renewable energy projects. The civil engineering business is about constructing expressways, railroads and bridges. Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

D. Others

(1) POSCO ENERGY

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power.

(2) POSCO ICT

Based on the competitiveness in ICT, POSCO ICT has expanded Smart Factory and provided IT solutions to POSCO and POSCO subsidiaries. POSCO ICT has expanded Smart Factory based on the world’s first continuous process platform “PosFrame” and next-generation production optimization system “MES 3.0”. POSCO ICT has been actively applying smart technology for strategic businesses in manufacturing, logistics, trade, and energy sectors, such as building MES at the POSCO CHEMICAL’s anode and cathode material factory, spreading the Smart Management of POSCO International, and spreading the Intelligent Power Plant of POSCO Energy in order to promote the digital transformation of POSCO subsidiaries and other businesses.

(3) POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In the quicklime & chemical business, POSCO CHEMICAL produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary cells: cathode, anode, electrolyte and separation membrane. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

(4) POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. In addition, aluminum deoxidizers engage in primarily 3 types : Pellet, Mini-Pellet and Ingot. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets.

3. Key Products

A. Sales of Key Products (The Year 2020)

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	77,031	17.40%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	139,678	31.56%
	Stainless Steel Products	Tableware, pipes, etc.	95,886	21.67%
	Others	Plates, Wire rods, etc.	129,987	29.37%
	Gross Sum		442,583	100.00%
	Deduction of Internal Trade		(153,654)
	Sub Total		288,929

Trading	Steel, Metal		233,943	72.45%
	Chemical, Strategic Item, Energy		34,143	10.57%
	Others		54,833	16.98%
	Gross Sum		322,920	100.00%
	Deduction of Internal Trade		(129,468)
	Sub Total		193,452

Engineering & Construction	Domestic Construction	Architecture	42,761	56.19%
		Plant	12,887	16.93%
		Civil Engineering	6,177	8.12%
		Others	0	0.00%
	Overseas Construction		7,089	9.31%
	Owned Construction		4,840	6.36%
	Others		2,345	3.08%
	Gross Sum		76,100	100.00%
	Deduction of Internal Trade		(10,338)
	Sub Total		65,762

Others	Electricity Sales, etc.		55,885
	Deduction of Internal Trade		(26,100)
	Sub Total		29,785
	Total Sum		577,928

B. Price Movement Trends of Key Products

	(In thousands of KRW/ Tons, KRW/kWh)
Business Area	Products	2020	2019	2018
Steel	Hot-rolled Product (HR)	622	695	707
	Cold-rolled Product (CR)	759	800	807
Others	Electric Power	72	94	100
	Refractory	965	1,073	1,073
	Lime	106	111	108

Trade and Engineering & Construction businesses are not reflected on the table above due to difficulties in measuring the price movement trend.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2)	Factors of Price Changes

Since 2016, prices have continued to rise, but after a slight decline in 2019 as the domestic and overseas demand industry worsened, prices fell sharply due to COVID-19 in 2020.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = Price of electric power / Total amount of power generated

(b)	Refractory and lime: Average sales price including freight cost

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Remarks
Steel	Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	107,084 (59.6)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	31,421 (17.5)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	41,173 (22.9)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	2,765 (21.8)

		Steel Reinforcement	Strengthening Concrete	1,990 (15.7)

		Cable	Electricity Transfer	226 (1.8)
		Steel Pile	Foundation of Structure	289 (2.3)
		Others	Construction of Pipe and Structure etc.	7,399 (58.4)
Others	Raw Materials	LNG	Material for Power Generation	9,218 (40.8)

		Limestone	Production of Lime	648 (2.9)
		Others	Engineering business etc.	12,711 (56.3)

B. Price Movement Trends of Major Raw Materials

		(In thousands of KRW)
Business Area	Category	2020	2019	2018
Steel	Iron Ore(per ton)	120	102	76
	Coal(per ton)	147	207	228
	Scrap Iron(per ton)	348	347	395
	Nickel(per ton)	16,254	16,148	15,074
Engineering & Construction	Ready-mixed Concrete (per m3)	65	63	63
	Steel Pile (per m)	102	136	146
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
Others	LNG (per ton)	484	668	768
	Lime (per ton)	19	20	19

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

										(In US Dollars/ Tons)
	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	126	110	88	83	80	92	94	77	64	57	58	68

(2) Coal

										(In US Dollars/ Tons)
	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q
Trend of International Benchmark Price (FOB)	109	115	118	155	140	161	203	206	221	188	190	229

(3) Scrap Iron

										(In US Dollars/ Tons)
	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	361	289	254	274	270	290	312	325	343	350	364	379

(4) Nickel

	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 7.23 /lb USD 15,930/ton	USD 6.45 /lb USD 14,210/ton	USD 5.54 /lb USD 12,215/ton	USD 5.77 /lb USD 12,723/ton	USD 7.01 /lb USD 15,450/ton	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton	USD 6.02 /lb USD 13,276/ton

LME : London Metal Exchange

[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 9T, STP275, KS F 4602
Steel Reinforcement	SD400 D10mm
Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C

[Others]

(1)	Criteria for Calculation

<POSCO	ENERGY>

LNG:	The average price between LNG purchased from Korea Gas Corporation and LNG purchased directly from foreign suppliers

<POSCO CHEMICAL>

Refractory and lime: Purchase prices including freight costs

5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2020	2019	2018
Steel	Crude Steel	45,330	47,534	47,590

[Others]

	(Electric Power: MW/year, Lime: Thousands of Tons/year)
Business Area	Products		2020	2019	2018
Power Generation	Electric Power	Incheon	3,412	3,412	3,412
		Gwangyang	—	284	284
		Pohang	—	290	290
Lime		Lime	2,196	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2020	2019	2018
Crude Steel		40,579	42,948	42,867
Products	Hot-Rolled Steel	9,128	8,739	8,716
	Plate	7,009	7,191	7,432
	Wire Rod	2,666	2,756	2,867
	Pickled-Oiled Steel	2,432	2,967	2,946
	Cold-Rolled Products	6,795	7,416	8,551
	Coated Steel	6,316	6,526	7,163
	Electrical Steel	826	819	1,078
	Stainless Steel	3,900	3,850	3,978
	Others	4,691	5,761	5,903

	Total	43,763	46,025	48,634

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel	POSCO	40,680	35,935	88.3
Production	POSCO (Zhangjiagang) Stainless Co., Ltd.	1,100	989	89.9
	PT.KRAKATAU POSCO	3,000	3,100	103.3
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Former, SS VINA JOINT STOCK COMPANY)	550	554	100.8

	Total	45,330	40,579	89.5

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY had production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2020	2019	2018
Power Generation	Electric Power	13,998	15,928	15,297
Lime	Lime	2,345	2,542	2,511

(2) Capacity Utilization Rate

				(Hour, %)
Business Area	Products	2020 Capacity	2020 Production	Utilization Rate
Power Generation	Incheon Power Plant	8,784	5,462	62.2%
Lime	Lime	2,196	2,345	106.8

C. Production Facilities

(1) The current status of production facilities

[Land]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,900,252	110,086	(6)	3,490	2,013,822
Trade	171,177	879	(121,368)	—	50,688
Engineering & Construction	25,528	912	(861)	—	25,579
Others	429,102	73,274	(2,378)	—	499,998

[Buildings]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,312,799	267,904	(36,036)	(286,075)	3,258,592
Trade	477,497	9,440	(99,832)	(12,461)	374,644
Engineering & Construction	72,102	15,370	(3,262)	(2,508)	81,702
Others	353,056	131,988	(16,074)	(22,508)	446,462

[Structures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,418,025	243,919	(26,767)	(202,036)	2,433,141
Trade	22,484	462	(20,556)	(319)	2,071
Engineering & Construction	13,175	385	(7,541)	(1,563)	4,456
Others	450,822	167,744	(4,306)	(28,702)	585,558

[Machinery and Equipments]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	15,309,982	2,287,448	(576,607)	(2,155,894)	14,864,929
Trade	398,184	9,123	(111,442)	(29,017)	266,848
Engineering & Construction	5,267	6,226	(4,992)	(1,430)	5,071
Others	1,504,831	378,198	(41,880)	(120,690)	1,720,459

[Vehicles]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	20,095	20,381	(8,869)	(8,726)	22,881
Trade	5,852	4,319	(3,081)	(1,621)	5,469
Engineering & Construction	783	3,740	(1,786)	(1,604)	1,133
Others	5,555	7,285	(2,519)	(2,648)	7,673

[Tools and Fixtures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	48,984	54,777	(17,236)	(32,359)	54,166
Trade	11,647	1,256	(9,739)	(1,801)	1,363
Engineering & Construction	599	1,665	(896)	(341)	1,027
Others	9,521	4,974	(6,413)	(4,337)	3,745

[Equipment]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	64,739	45,009	(22,983)	(20,620)	66,145
Trade	30,675	7,806	(3,873)	(9,310)	25,298
Engineering & Construction	4,055	5,144	(3,667)	(2,000)	3,532
Others	30,663	15,151	(909)	(12,421)	32,484

[Financial Lease Assets]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	417,805	139,272	(6,081)	(60,706)	490,290
Trade	81,002	70,229	(18,312)	(37,728)	95,191
Engineering & Construction	216,170	(52,339)	(40,681)	(40,274)	82,876
Others	59,605	88,787	(9,728)	(33,321)	105,343

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	124,193	44,144	(10,401)	(7,971)	149,965
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,436,769	2,491,236	(2,472,464)	(17,270)	1,438,271
Trade	105,280	25,905	(73,035)	—	58,150
Engineering & Construction	23,060	82	(21,099)	—	2,043
Others	364,638	249,859	(495,421)	—	119,076

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establish ment	June 2011 ~ December 2023	P) Establishment of #6 Coke plant P) Establishment of by-product gas Power Plant	14,789	4,562	10,227
		February 2017 ~ May 2024	G) The renovation of #4 furnace P) Improvement of #3, #4 power plant, etc.	11,953	5,212	6,741

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.
Ongoing investments over KRW 10 billion as of December 31, 2020 are listed on the table.

[Others]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Establishment/Expansion	January 2020 ~ December 2020	System improvement, IT facility purchase, etc.	182	62	—
	Establishment/Expansion	January 2020 ~ December 2020	Expansion of SM server	316	86	—
POSCO CHEMICAL	Establishment/Expansion	July 2020 ~ November 2022	The 3rd stage of cathode material factory in Gwangyang	2,895	77	2,818
	Establishment/Expansion	November 2020 ~ March 2024	The 4th stage of cathode material factory in Gwangyang	2,758	51	2,707
	Establishment/Expansion	November 2019 ~ December 2022	The 2nd stage of production line up expansion in #2 anode material factory	1,657	385	1,272
	Establishment/Expansion	February 2020 ~ May 2024	Establishment of artificial graphite anode factory	2,177	148	2,029
	Establishment/Expansion	November 2019 ~ October 2021	Renovation of refractory factory for production increase	483	104	379
	Establishment/Expansion	October 2020 ~ November 2022	Facilities rationalization of refractory sintering plant in Pohang	319	—	319
POSCO Energy	Establishment/Expansion	March 2020 ~ December 2021	Expansion of evaporator for Gwangyang LNG Terminal	360	24	336

Ongoing investments over KRW 10 billion as of December 31, 2020 are listed on the table.

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2020	2019	2018
Domestic	Hot-Rolled Products	39,663	42,605	48,879
	Cold-Rolled Products	37,870	39,716	39,901
	Stainless Steel	23,746	21,167	21,281
	Others	63,111	77,026	77,230
Export	Hot-Rolled Products	37,368	41,064	35,231
	Cold-Rolled Products	101,808	125,658	124,449
	Stainless Steel	72,140	80,181	79,931
	Others	66,877	70,667	77,310
Total	Gross Sum	442,583	498,084	504,212
	Internal Transaction	(153,654)	(177,299)	(180,632)

	Total	288,929	320,785	323,580

[Trading]

		(In hundred millions of KRW)
Items		2020	2019	2018
Domestic	Merchandise	33,565	29,315	40,328
	Product	2,028	5,120	4,612
	Others	240	1,101	1,712
Export	Merchandise	75,922	69,347	153,336
	Product	528	205	354
	Others	1,191	638	6,597
Trades among the 3 countries		209,446	270,522	176,250
Gross Sum		322,920	376,248	383,189
Internal Transaction		(129,468)	(154,677)	(159,112)

Total		193,452	221,571	224,077

[Engineering & Construction]

		(In hundred millions of KRW)
	Items	2020	2019	2018
Domestic	Building	42,761	44,681	37,363
	Plant	12,887	10,953	10,238
	Civil Engineering	6,177	6,098	5,129
	Others	—	—	337
	Overseas	7,089	7,190	9,471
	Own Construction	4,866	5,712	7,568
	Other Subsidiary company sales	2,320	2,246	3,101
	Gross Sum	76,100	76,880	73,207
	Internal Transaction	(10,338)	(7,434)	(5,513)

	Total	65,762	69,446	67,694

[Others]

	(In hundred millions of KRW)
Items	2020	2019	2018
Electric Power Sales	29,785	31,866	34,426

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans. As of December 31, 2020, we assessed the fair value of our forward exchange contracts to be USD 0.55 billion (expiring April 2021), and a currency swap contracts to be USD 0.5 billion(expiring August 2023), USD 0.5 billion(expiring July 2024), USD 0.5 billion(expiring November 2022), USD 0.5 billion(expiring January 2023), USD 0.44 billion(expiring January 2025), and EUR 0.5 billion(expiring January 2024).

We recognized KRW 30,033 million of loss on valuations of forward exchange contracts. The transaction loss of forward exchange contracts is KRW 9,730 million. Also, we recognized KRW 80,038 million of valuation loss on currency swap contracts. The transaction gain of currency swap contracts is KRW 6,445 million.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger with POSHIMETAL Co.,Ltd.	December 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds 100% a stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger: May 16, 2016

	JV Agreement for construction of steel mills for cold rolled steel products and plated steel products	April 2016

1) Purpose: Expansion of sales of automotive steel in Southwest province of China

2) Information: POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

3) Execution of JV Agreements: April 6, 2016

4) Termination JV Agreements: September, 2017

5) Liquidation of Steel mills set off: November 13, 2017

6) Completion of liquidation: June 28, 2018

	Small scale merger of POSCO Processing & Service	August 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO Processing & Service(POSCO P&S) is merged into POSCO

•   The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

•   POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April 2019

1) Purpose: To increase operational efficiency

2) Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

•   The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3) Conclusion of a contract: April 16, 2019

4) Date of merger: September 1, 2019

5) Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April 2019

1) Business transferee: POSCO ENERGY

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to

POSCO ENERGY

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June 2018

1)  Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2)  Development period: August 1, 2017 ~ December 31, 2022

3)  Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4)  Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

•   In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

•   Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

•   Detailed information and future timeline on this resource development investment is subject to change.

Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November 2016

1)  Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2)  Information: POSCO International merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO P&S

3)  Conclusion of a contract: November 4, 2016

4)  Date of merger: March 1, 2017

5)  Registration of merger: March 2, 2017

	Split-off of Domestic steel processing businesses	October 2019

1)  Purpose : To specialize in steel processing business by splitting-off business division

2)  Method : Split-off

3)  Resolution date of Board of Directors : October 25, 2019

4)  Shareholders’ meeting for approval : March 30, 2020

5)  Date of Split-off : March 31, 2020

6)  Registration date of Split-off : April 3, 2020

	Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	June 2020

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3)  Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4)  Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•   In the first quarter of 2021, the design and production of the equipment for this work will be started, and it is planned to start operation in 2024. The “(2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•   Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

•   Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

•   Detailed information and future timeline on this resource development investment is subject to change.

POSCO International disclosure date :

September 22, 2020 (Decision on natural resources investment)

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February 2019

1) Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2) Information: POSCO O&M merges with Blue O&M and MegaAsset

3) Date of merger: February 1, 2019

4) Registration of merger: February 11, 2019

POSCO ENERGY	Contract of Shares Transfer	July 2018

1) Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

2) Signed Date: July, August, 2018

3) Contract Amount : KRW 343,706 million

4) Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares

	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April 2019

1) Contract counterpart: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of merger: September 1, 2019

4) Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5) Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April 2019

1) Business transferor: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to

POSCO ENERGY

	Merger	May 2020

1) Contract counterpart : PSC Energy Global Co., Ltd.

2) Signed date : May 26, 2020

3) Date of merger : August 1, 2020

4) Merger ratio : 1.0000000 : 0.0000000

5) Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned subsidiary of POSCO ENERGY

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Former, SS VINA JOINT STOCK COMPANY	Joint stock contract with YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose: To improve business structure by collaborating with leading company in section steels

2) Information: POSCO’s 100% share of POSCO SS VINA changes to 51%

YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.

3) Conclusion of a contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Steel Production and Technology Strategy Office
Safety & Environmental Planning Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	POSCO (Zhangjiagang) Stainless Co., Ltd.	R&D Center
	POSCO SPS	TMC Business Group
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	R&D Center
Others	POSCO ENERGY CO., LTD.	Renewable Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
	POSCO M-TECH	R&D Center

B. R&D Expenses in 2020 (In millions of KRW)

	Business Area
Category	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	79,801	50	4,224	32,746	116,821
Manufacturing Cost	347,889	45	3,823	104	351,861
R&D Cost (Intangible Assets)	186,769	—	—	(92)	186,677

Total*	614,459	95	8,047	32,758	655,359

Government Subsidy	—	—	548	—	548
R&D/Sales Ratio (%)	2.13	0.00	0.12	1.10	1.13

*	Total includes government subsidy.

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

	(In millions of KRW)
Account	2020	2019	2018
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
[Total current assets]	35,830,815	34,842,374	33,651,002
Cash and cash equivalents	4,754,644	3,514,872	2,643,865
Other receivables, net	1,494,239	1,581,517	1,385,629
Other short-term financial assets	11,709,209	8,996,049	8,081,096
Trade accounts and notes receivable, net	8,120,619	9,078,351	9,282,609
Inventories	9,051,790	10,920,320	11,499,928
Other current assets	700,314	751,265	757,875
[Total non-current assets]	43,256,158	44,216,287	44,597,263
Other receivables, net	1,195,962	1,140,878	863,240
Other long-term financial assets	1,561,807	1,669,389	1,647,898
Investments in associates and joint ventures	3,876,249	3,927,755	3,650,003
Property, plant and equipment, net	29,400,141	29,925,973	30,018,273
Intangible assets, net	4,449,432	4,908,473	5,170,825
Other non-current assets	2,772,567	2,643,819	3,247,024
Total assets	79,086,973	79,058,661	78,248,265
[Total current liabilities]	16,854,968	16,323,690	18,937,985
[Total non-current liabilities]	14,557,413	14,940,264	12,550,729
Total liabilities	31,412,381	31,263,954	31,488,714
[Equity attributable to owners of the controlling company]	44,331,350	44,471,873	43,371,260
Share capital	482,403	482,403	482,403
Capital surplus	1,310,547	1,376,251	1,410,551
Hybrid bonds	199,384	199,384	199,384
Retained earnings	46,111,457	45,080,118	44,216,018
Other equity attributable to owners of the controlling company	(3,772,441)	(2,666,283)	(2,937,096)
[Non-controlling Interests]	3,343,242	3,322,834	3,388,291
Total equity	47,674,592	47,794,707	46,759,551

	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019	From January 1, 2018 to December 31, 2018
Revenue	57,792,796	64,366,848	64,977,777
Operating profit	2,403,035	3,868,855	5,542,600
Profit	1,788,152	1,982,637	1,892,064
[Profit attributable to owners of the controlling company]	1,602,147	1,835,086	1,690,612
[Profit attributable to non-controlling interests]	186,005	147,551	201,452
Total comprehensive Income	1,570,204	2,129,105	1,463,535
[Total comprehensive income attributable to owners of the controlling company]	1,415,132	1,997,731	1,271,495
[Total comprehensive income attributable to non-controlling interests]	155,072	131,374	192,040
Earnings per share(KRW)	20,165	22,823	20,911
Number of Consolidated Companies	167	164	173

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

	(In millions of KRW)
Account	2020	2019	2018
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
[Total current assets]	19,579,954	18,216,066	16,796,400
Cash and Cash equivalents	1,822,660	978,139	259,219
Trade accounts and notes receivable, net	3,693,535	3,987,041	3,968,372
Other receivables, net	279,555	321,352	206,432
Other short-term financial assets	9,607,632	7,858,979	7,025,143
Inventories	4,093,829	4,988,530	5,288,009
Other current assets	82,743	82,025	49,225
[Total non-current assets]	37,215,015	37,494,700	37,329,580
Other receivables, net	84,037	56,468	57,767
Other long-term financial assets	1,072,817	1,257,896	1,176,757
Investments in Subsidiaries, associates, and joint ventures	14,883,152	15,069,857	15,121,339
Property, plant and equipment, net	20,216,932	20,132,199	20,154,334
Intangible assets, net	621,926	708,915	645,222
Other non-current assets	336,151	269,365	174,161
Total assets	56,794,969	55,710,766	54,125,980
[Total current liabilities]	5,089,111	3,331,446	3,895,973
[Total non-current Liabilities]	6,591,154	6,765,135	4,957,905
Total liabilities	11,680,265	10,096,581	8,853,878
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,339,289	1,252,220	1,154,775
[Hybrid bonds]	199,384	199,384	199,384
[Retained earnings]	45,781,777	45,372,411	45,175,459
[Other equity]	(2,688,149)	(1,692,233)	(1,739,919)
Total equity	45,114,704	45,614,185	45,272,102

Account	2020	2019	2018
	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019	From January 1, 2018 to December 31, 2018
Revenue	26,509,920	30,373,511	30,659,425
Operating profit	1,135,197	2,586,359	3,809,376
Profit	965,863	1,175,712	1,072,592
Earnings per share(KRW)	12,123	14,592	13,186

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of five inside directors (Choi, Jeong-Woo, Chang, In-Hwa, Chon, Jung-Son, Kim, Hag-Dong and Jeong, Tak) and seven outside directors (Chung, Moon-Ki, Bahk, Byong-Won, Kim, Joo-Hyun, Kim, Shin-Bae, Chang, Seung-Wha, Kim, Sung-Jin and Pahk, Heui-Jae).

The Board of Directors manages the following five Special Committees:

(a) Director Candidate Recommendation and Management Committee

(b) Evaluation and Compensation Committee

(c) Finance and Related Party Transactions Committee

(d) Audit Committee

(e) Executive Management Committee

Composition of the Special Committees under the BoD and their Functions(as of March 4, 2021)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors, 1 Inside Director	Kim, Joo-Hyun (Chairman) Bahk, Byong-Won Pahk, Heui-Jae Chon, Jung-Son

•   Qualification review of Outside Director candidates and recommendation to the general meeting of shareholders

•   Preliminary review and qualification review of Inside Director candidates

•   Preliminary deliberation on appointment of members of Special Committees

•   Pre-deliberation of the appointment of Representative Directors other than the CEO and the Representative Director

•   Operation of Outside Director Candidate Recommendation Advisory Panel

•   Other matters necessary for recommending candidates for Outside Directors

•   Agenda development and establishment of operating standards of the BoD and Special Committees

•   Pre-deliberation on revision or repeal of the Board of Directors Regulations

•   Pre-deliberation of the composition and operation of the Special Committees under the BoD

Evaluation and Compensation Committee	4 Outside Directors	Kim, Shin-Bae (Chairman) Kim, Joo-Hyun Chang, Seung-Wha Kim, Sung-Jin

•   Establishment of management succession and management training plan

•   Establishment and execution of management evaluation and compensation plan

•   Pre-deliberation on remuneration and retirement allowance of Directors

Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Sung-Jin (Chairman) Kim, Shin-Bae Chang, Seung-Wha Chang, In-Hwa

•   Developing policies for the company’s internal values and financial soundness

•   Prior deliberation in case of filing in, KRW 100 billion or more, litigation or arbitration, responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions.

•   External Investments

•   Pre-deliberation on business units other than steel in terms of new external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

•   Approval of new external investments on business units other than steel in terms of capital increase or investment shares disposal of invested companies (From KRW 10 billion to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

•   Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and pre-deliberation of donation over KRW 1 billion

•   Deliberation and resolution of bonds issuance or important borrowings (Including borrowings for refunding over KRW 100 billion)

•   Pre-deliberation of bonds issuance or important borrowings (New long-term borrowings over KRW 100 billion)

•   Deliberation and resolution on collateral provision of non-current assets

•   Deliberation and resolution on debt acquisition of invested company such as security and guarantee (Excludes when the debt is in relation to steel investment)

•   Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

•   Review of internal transaction-related problems and improvement measures

•   Pre-deliberation of internal transaction (Amount KRW 100 billion or more)

•   Deliberation and resolution of internal transaction (Amount from KRW 5 billion to less than KRW 100 billion)

•   Appointment of Fair Trade Compliance Manager

Audit Committee	3 Outside Directors	Bahk, Byong-Won (Chairman) Chung, Moon-Ki Pahk, Heui-Jae

•   Setting the work scope of the committee

•   Matters that the BoD or Representative Directors delegated

•   Request for Extraordinary general meeting of shareholders

•   Consulting of external experts

•   Audit of the legitimacy of management’s business execution

•   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

•   Review the validity of important accounting standards or changes in accounting estimates

•   Evaluation of the operation status of the internal accounting management system

•   Evaluation of the internal control system

•   Agreement on appointment or dismissal of internal audit department representative

•   Contract for appointment, remuneration and non-audit services of independent auditors

•   Evaluation of independent auditors’ audit activities

•   Report internal audit department’s annual audit plan and results

•   Report on the evaluation results of the company’s ethical compliance

•   An independent auditor reports on important facts of the company’s Directors’ misconduct or violation of laws or Articles of Incorporation

•   Report that independent auditors have violated the company’s accounting standards

•   Other matters deemed necessary by each committee member

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Chang, In-Hwa Chon, Jung-Son Kim, Hag-Dong Jeong, Tak

•   Business

•   Position system, important matters related to human resource development and coordination

•   Important matters about changing the work system and welfare

•   New establishment plan for chair-professor

•   Housing Policy Establishment (Housing fund support standard and plan for housing construction)

•   Decision on closure of shareholders’ registry

•   Finance

•  Preliminary review on in-house investment plan (New establishment or expansion investment of KRW 200 billion or more)

•  Approval on in-house investment plan

New establishment or expansion investment from KRW 10 billion to less than KRW 200 billion.

Investment of KRW 10 billion or more other than new establishment or expansion (Amount of KRW 5 billion or more for investment in the ordinary course of business)

•  Pre-deliberation on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (KRW 100 billion or more. Investment or capital increase amount includes borrowings and liabilities that the company takes)

•  Approval on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (Amount from KRW 10 billion to less than KRW 100 billion. Investment or capital increase amount includes borrowings and liabilities that the company takes)

•  Acquisition or disposal of tangible, intangible, fixed or important investment assets from KRW 10 billion to less than KRW 200 billion

•  Technology application of over USD 1 million and technology sales contract approval

•  Acquisition of debt such as guarantees for invested company’s collateral involving steel investments

•   Other matters that the Chairman deems necessary or deemed necessary by each committee member

(2) List of Outside Directors (As of December 31, 2020)

Name	Experience	Relation with Majority Shareholder	Remarks
Chung, Moon-Ki

•   Professor in Accounting, Sungkyunkwan University (2016~Present)

•   Partner and Chief Quality Officer, Samil PwC (1981~2012)

•   Committee Member, Accounting Review Committee of Financial Supervisory Service

•   Ph.D. in Accounting, Sungkyunkwan University

		None	Chairman of the Board of Directors

Bahk, Byong-Won

•   Honorary Chairman of Korea Employers Federation (March 2018 ~ Present)

•   Chairman of Korea Employers Federation (February 2015 ~ February 2018)

•   Chairman of The Korea Federation of Banks (November 2011 ~ November 2014)

•   Chairman & CEO Woori Financial Group (March 2007 ~ June 2008)

•   MA in Economics, University of Washington (1985)

None

Kim, Joo-Hyun

•   President & CEO, The Financial News (April 2017 ~ Present)

•   President, Future Korea Institute, Kookmin University (May 2016 ~ March 2017)

•   President & CEO, Hyundai Research Institute (January 2004 ~ April 2014)

•   Ph.D. in Department of Finance, College of Business, Arizona State University (1989)

None

Kim, Shin-Bae

•   Vice Chairman, SK Group (January 2010 ~ February 2013)

•   President, Korea IoT (Internet of Things) Association (March 2005 ~ March 2012)

•   President and CEO, SK Telecom (March 2004 ~ December 2008)

•   M.B.A., Wharton School, University of Pennsylvania (1985)

None
Chang, Seung-Wha

•   Dean of Seoul National University School of Law (June 2018 ~ Present)

•   Professor of Law, Seoul National University (1995 ~ Present)

•   World Trade Organization(WTO) as the Appellate Body Member (May 2012 ~ September 2016)

•   Member, International Chamber of Commerce(ICC) Court of Arbitration (2000 ~ 2013)

•   LL.M and Doctorate in International Trade Law from Harvard Law School (1994)

None

Kim, Sung-Jin

•   Adjunct Professor at Department of Economics, Seoul National University (2011 ~ Present)

•   Minister of Maritime Affairs and Fisheries (2006 ~ 2007)

•   Administrator of the Small and Medium Business Administration (2004 ~ 2006)

•   Ph.D. in Economics Kansas State University (1991)

None

Name	Experience	Relation with Majority Shareholder	Remarks
Pahk, Heui-Jae

•   Professor in Mechanical & Aerospace Engineering, Seoul National University (March 1993 ~ Present)

•   Chairman of the Board, Korea Youth Foundation (May 2016 ~ Present)

•   Head of R&D Strategic Planning, Ministry of Trade, Industry and Energy (April 2013 ~ April 2016)

•   SNU Precision CEO (February 1998 ~ December 2016)

•   Ph.D in Mechanical Engineering, Seoul National University (1990)

None

(3) List of Key Activities of the Board of Directors (January 1, 2020 ~ March 4, 2021)

No.	Date	Agenda	Approval
2020-1	January 31, 2020

•   Deliberation Agenda

1.  Approval of the 52nd financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1.  The progress on implementing resolution made by the Board of Directors for the fiscal year of 2019

2.  Business performance of the fiscal year of 2019

3.  Report on internal control over financial reporting

4.  Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved

2020-2	February 21, 2020	• Deliberation Agenda 1. Agendas for the 52nd general meeting of shareholders 2. Recommendation of inside director candidates (Candidates other than representative director CEO)	All 2 Cases Approved

2020-3	March 27, 2020

•   Deliberation Agenda

1.  Appointment of the Chairman of the Board of Directors

2.  Appointment of the Special Committee Members

3.  Designation of Representative Directors and presenting positions to Inside Directors

4.  Donation to help organizations and institutions against COVID-19 virus

All 4 Cases Approved

2020-4	April 10, 2020	• Deliberation Agenda 1. Decision on contract for share repurchase trust	All 1 Case Approved

2020-5	May 8, 2020

•   Deliberation Agenda

1.  Resolution on the 1st quarter dividend for the fiscal year of 2020

2.  Transaction Plans with affiliates for the fiscal year of 2020

•   Report Agenda

1.  The business performance of the first quarter of 2020

2.  The progress and plan of venture platform

3.  The performance and assessment of Board of Directors for 2019

4.  Plan for POSCO Group logistics integration

All 2 Cases Approved

2020-6	August 7, 2020

•   Deliberation Agenda

1.  Resolution on the 2nd quarter dividend for the fiscal year of 2020

•   Report Agenda

1.  The progress on implementing resolution made by the Board of Directors for the fiscal year of 2020

2.  Business performance of the 2nd quarter of the fiscal year of 2020 and yearly outlook

3.  Plans on climate change and climate report publication

4.  Plan to build sculptures in Pohang Hwanho Park

All 1 Case Approved

2020-7	November 6, 2020

•   Deliberation Agenda

1.  Resolution on the 3rd quarter dividend for the fiscal year of 2020

2.  Participation in POSCO CHEMICAL’s capital increase with consideration

3.  Contribution to support for heavy rain damage recovery

4.  Operation of the CEO Candidate Recommendation Committee

•   Report Agenda

1.  Business performance of the 3rd quarter of 2020 and the yearly outlook

All 4 Cases Approved

2020-8	December 11, 2020

•   Deliberation Agenda

1.  Mid-term business strategy and business plan for 2021

2.  Year-end donation for the underpriviledged

3.  Recommendation for the candidate of the Representative Director & CEO

•   Report Agenda

1.  The progress on implementing resolution made by the Board of Directors for the fiscal year of 2020

2.  Review of the compliance system observance

3.  POSCO 2050 Carbon Neutral Declaration and Communication Plan

All 3 Cases Approved

2021-1	January 20, 2021	1. Participation of capital increase with consideration of POSCO CHEMICAL	All 1 Case Approved

2021-2	January 28, 2021

•   Deliberation Agenda

1.  Approval of the 53rd financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1.  Business performance of the fiscal year of 2020

2.  Report on internal control over financial reporting

3.  Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved

2021-3	February 18, 2021

1.  Plans to strengthen roles of the Board of Directors in relation to ESG

2.  Recommendation of Inside Directors candidates (other than the candidate for the Representative Director & CEO

3.  Agendas for the 53rd general meeting of shareholders

All 3 Cases Approved

Major Activities of Outside Directors on the Board of Directors (January 1, 2020 ~ March 4, 2021)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2020-1	January 31, 2020	7 (7)	—
2020-2	February 21, 2020	7 (7)	—
2020-3	March 27, 2020	6 (7)	Absence : Chung, Moon-Ki
2020-4	April 10, 2020	6 (7)	Absence : Chung, Moon-Ki
2020-5	May 8, 2020	7 (7)	—
2020-6	August 7, 2020	7 (7)	—
2020-7	November 6, 2020	7(7)	—
2020-8	December 11, 2020	7(7)	—
2021-1	January 20, 2021	7(7)	—
2021-2	January 28, 2021	7(7)	—
2021-3	February 18, 2021	7(7)	—

(4)	Special Committees under the BoD and Their Activities (From January 1, 2020 to March 4, 2021)

•	Major Activities of Director Candidate Recommendation and Management Committee (January 1, 2020~March 4, 2021)

Date	Agenda	Approval
February 14 & 21, 2020 February 21, 2020	[Deliberation] Qualification Assessment and Recommendation of Outside Director Candidates [Preliminary Review] Qualification Assessment of Inside Director Candidates	Approved —

March 27, 2020	[Preliminary Review] 1. Appointment of the Special Committees Members 2. Appointment of the Representative Directors	— —

December 11, 2020	[Deliberation] Operation of the Outside Director Candidate Recommendation Advisory Panel	Approved

January 28, 2021	[Deliberation] Qualification review and recommendation of the Outside Directors candidates	Approved

February 18, 2021

[Deliberation]

Recommendation of the Outside Directors candidates

[Preliminary Review]

1.  Qualification review of the Inside Directors candidates

2.  Plans to strengthen roles of the Board of Directors in relation to ESG

Approved — —

•	Major Activities of Evaluation and Compensation Committee (January 1, 2020 ~ March 4, 2021)

Date	Agenda	Approval
January 22, 2020	[Deliberation Agenda] Evaluation of the business performance for the fiscal year of 2019	Approved

January 27, 2021	[Deliberation Agenda] Evaluation of the business performance for the fiscal year of 2020	Approved

•	Major Activities of Finance and Related Party Transaction Committee (January 1, 2020~March 4, 2021)

Date	Agenda	Approval
January 31, 2020	1. Contribution to the Internal Labor Welfare Fund 2. Contribution to the Mutual Cooperation Fund 3. Donation to help organizations and institutions against COVID 19 virus	Approved Approved Approved

May 6, 2020	1. Payment guarantee plan for POSUK 2. Payment guarantee plan for POSCO-TCS	Approved Approved

May 6 & 8, 2020	Plan for POSCO Group logistics integration	Approved

August 6, 2020	[Deliberation] Venture fund investment to discover new growth business [Report] Fair Trade Compliance Program Performance and Plan	Approved —

November 5, 2020

[Preliminary Review]

Participation in POSCO CHEMICAL’s capital increase with consideration

[Deliberation]

1.  Partial disposal of shares due to listing of CM, a Brazilian invested company

2.  Payment guarantee plan of POSCO-Maharashtra

3.  Payment guarantee plan of POSCO ASSAN TST

4.  Lease contract for the lime facilities

— Approved Approved Approved Approved

December 11, 2020

[Preliminary Review]

Year-end donation for the underpriviledged

[Deliberation]

1.  LiB recycling business investment

2.  Short-term borrowing limits set in 2021

3.  POSCO brand license contract with POSCO E&C

— Approved Approved Approved

Date	Agenda	Approval
January 28, 2021	[Deliberation] Contribution to the Labor Welfare Fund	Approved

•	Major Activities of Executive Management Committee (January 1, 2020 ~ March 4, 2021)

Date	Agenda	Approval
January 22, 2020	[Preliminary Review] Establishment of #6 Cokes Oven in Pohang works	—

February 18, 2020	Establishment of #6 Cokes Oven in Pohang works	Approved

March 17, 2020	Capital increase for IJPC 3# factory in Indonesia	Approved

May 19, 2020	1. Construction of air pollutant measurement system in both steel works 2. Carbon credit trading plan 3. Gwangyang CEM plant suspension facility disposal	Approved Approved Approved

August 25, 2020	Gwangyang #4 blast furnace 2nd stage reparation	Approved

October 27, 2020	1. Replacement of the exhaust gas treatment facility on convert furnace in Gwangyang #2 steel-making factory 2. Mass production system establishment in Gwangyang #7CGL Al-HPF	Approved Approved

B. Audit Committee

(1)	Composition of the Audit Committee

Name	Qualifications	Remarks
Bahk, Byong-Won Chung, Moon-Ki Pahk, Heui-Jae	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

(2)	Major Activities of the Audit Committee (January 1, 2020 ~ December 31, 2020)

Session	Date	Agenda	Approval
1	January 30

•   Deliberation Agenda

1.  Assessment of internal control over financial reporting

2.  Approval of audit and non-audit services for POSCO and subsidiaries

3.  Assessment of the Audit Committee for the fiscal year of 2019

•   Report Agenda

1.  Report of operation of internal control over financial reporting in 2019

2.  The result of internal audit for the fiscal year of 2019 and audit plans for the fiscal year of 2020

3.  The assessment on the executive and employees’ conformity to the code of ethics for the fiscal year of 2019

All 3 Cases Approved

Session	Date	Agenda	Approval
2	February 20	• Deliberation Agenda 1. Approval of audit and non-audit services for POSCO’s subsidiaries abroad 2. Internal audit result for the 52nd term • Report Agenda 1. External audit result for the 52nd term	All 2 Cases Approved

3	February 21	Review of agenda for general meeting of shareholders	Approved

•	At the 52nd general meeting of shareholders held on March 27, 2020, due to Chang, Seung-Wha’s expiration of term in the Audit Committee, a new Audit Committee member, Pahk, Heui-Jae, was elected.

Session	Date	Agenda	Approval
4	April 24

•   Deliberation Agenda

1.  Appointment of the chairman of the audit committee

•   Report Agenda

1.  Consolidated internal control over financial reporting for the fiscal year of 2019

2.  Assessment of the consolidated internal control over financial reporting for the fiscal year of 2019

3.  Audit report of 20-F for the fiscal year of 2019

Approved

5	May 7

•   Deliberation Agenda

1.  Approval of audit service contract on POSCO SPS

•   Report Agenda

1.  Internal audit result on Consolidated financial statements of the 1st quarter of the fiscal year 2020

2.  External review result on Consolidated financial statements of the 1st quarter of the fiscal year 2020

Approved

6	August 6

•   Deliberation Agenda

1.  Approval on changes in the audit service contract for POSCO(Guangdong) Automotive Steel Co., Ltd.

•   Report Agenda

1.  Plans to strengthen the operation of the internal accounting management system in 2020

2.  Results of internal audit on consolidated financial statements for the 2nd quarter of 2020

3.  Results of external review on consolidated financial statements for the 2nd quarter of 2020

4.  Internal audit performance for the 1st half of 2020 and plans for the 2nd half of 2020

5.  Audit activity evaluation results of the independent auditor for the year 2019

Approved

7	November 5

•   Deliberation Agenda

1.  Approval of POSCO audit service contract

•   Report Agenda

1.  Internal audit result on Consolidated financial statements of the 3rd quarter of the fiscal year 2020

2.  External review result on Consolidated financial statements of the 3rd quarter of the fiscal year 2020

Approved

Changes after December 31, 2020 (January 1, 2021 ~ March 4, 2021)

Session	Date	Agenda	Approval
1	January 27

•   Deliberation Agenda

1.  Consent to appoint the head of the internal audit department

2.  Assessment of internal control over financial reporting in 2020

3.  Approval of audit and non-audit services for POSCO and subsidiaries

•   Report Agenda

1.  Report of operation of internal control over financial reporting in 2020

2.  Report on approval of POSCO E&C’s audit service contract

3.  The result of internal audit for the fiscal year of 2020 and audit plans for the fiscal year of 2021

4.  Audit Committee activities in 2020

5.  The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2020

All 3 Cases Approved

2	February 17	• Deliberation Agenda 1. Internal audit result for the year 2020 • Report Agenda 1. External audit result for the year 2020	Approved

3	February 18	Review of the agendas for the Ordinary General Meeting of Shareholders	Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1)	Directors’ and the Audit Committee members’ Salaries

				(In millions KRW)
Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	6,500	1,300		—
Outside Director (Excluding Audit Committee Members)	4	282	70	10,000	—
Members of the Audit Committee	3	211	70		—

No. of people : The number of Directors and the Audit Committee members who are in office as of December 31, 2020.

Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to December 31, 2020. The remuneration for the registered Directors includes the three-year, from 2017 to 2019, long-term incentives paid in 2020.

Average payment per person is calculated based on the paid amount to the current Directors and Audit Committee members as of December 31, 2020.